

Mail Stop 7010

March 21, 2006

Mr. David L. Zich
Chief Executive Officer
Innova Pure Water, Inc.
15851 N. Dallas Parkway, Suite 1200
Addison, TX 75001

   RE: Innova Pure Water, Inc.
     Form 10-KSB for Fiscal Year Ended June 30, 2005
     Filed October 12, 2005
     File No. 000-29746

Dear Mr. Zich:

   We have reviewed your response letter filed March 9, 2006 to our letter dated February 24, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. As requested on page 3 of our comment letter dated February 24, 2006, please provide the three acknowledgements in your next response to us, signed by a representative of the Company. These are:

  • The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year ended June 30, 2005

14. Acquisitions, page 40

2.   We have reviewed your response to our prior comment 1 and have the following comments:

- Tell us how you determined that 24.77% of minority voting interest was held by the Company's officers and directors as a group as noted in (b) of your narrative discussion. In this regard we note that the ownership percentage of officers and directors as a group was 24.6% and included two directors that were appointed by NSC.
- Confirm that the LLCs that each received 4,000,000 shares represent 23.1% of the Company's outstanding shares after the combination versus the 11.6% stated in (b) of your narrative discussion.
- Confirm the number of directors that were appointed by NSC after the combination. In (c) of your narrative discussion you state that three directors were appointed by NSC when Item 9 in your Form 10-K on page 45 indicates that four were appointed by NSC, one appointed by DesertView and two were original directors of the Company.
- Tell us what rights, if any, the Chairman of the board has that differ from the rights of any other Board member.

3.   In your response to prior comment 2, we note your filing of Item 2.01 Form 8-K announcing the consummation of the acquisition of Numera Software on July 1, 2005. Refer to paragraph (a)(1) of Item 9.01 Form 8-K regarding the requirement to file financial statements of the businesses acquired. Please tell us your anticipated timing of filing these financial statements.   In addition, as previously requested, please provide us with your significance tests in accordance with Item 310(c)(2) of Regulation S-B for your acquisition of DesertView Management Services, Inc.

Form 10-QSB for the Quarterly Period ended December 31, 2005

Item 3. Controls and Procedures

4.   We have reviewed your response to our prior comment 4. Please revise your filing to disclose the material weaknesses in your controls and procedures that led to the conclusion that your disclosure controls and procedures were not effective. In this regard, describe the material weakness in detail and the specific steps that the Company has taken to remediate the material weakness.

5.   We note your response to our prior comment 5 that you have performed a review of your disclosure controls and procedures and that there should be no delay in recording, processing and retrieving the required information in your future reports. However, our comment asked you to confirm that you will revise your disclosure in your future filings to conform to Rule 13a-15(e) of the Exchange Act. Please confirm.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief